February 5, 2007

VIA EDGAR AND FACSIMILE

Mr. Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FCStone Group, Inc.
Form 10-K for the year ended August 31, 2006
Filed November 29, 2006
File No. 0-51099

Dear Mr. Gordon:

By letter dated January 24, 2007 (“Staff Letter”), the Staff of the Securities and Exchange Commission (the “Commission”) submitted comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended August 31, 2006, filed on November 29, 2006 (the “Form 10-K”), of FCStone Group, Inc. (the “Company”). On behalf of the Company, set forth below are the Company’s responses to those comments. For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company’s response.

1.	Please amend your filing to include a signed audit report.

Company Response:

        We are filing on the date hereof an amendment to our Form 10-K which will include an audit report signed by KPMG LLP, our independent registered public accounting firm.

2.	Please clarify whether your various segregated assets are offset by corresponding liabilities and, if so, where such liabilities are recorded in your financial statements.

Company Response:

        Please see “Note 3. Segregated Requirements” to our consolidated financial statements on page F-12 of the Form 10-K. The various segregated customer assets are primarily investments deposited to meet regulatory requirements at the various exchanges and are in large part offset by corresponding liabilities to our customers for funds collected

Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

February 5, 2007

for that purpose. Such liabilities are reported as “Commodity and customer regulated accounts payable” in the Consolidated Statement of Financial Condition.

3.	We note that you have made an accrual related to the Liaoyang Edible Oils claim. Please tell us the amount of the accrual and where it is recorded in your financial statements.

Company Response:

        Please see “Note 14. Contingencies” to our consolidated financial statements on page F-26 of the Form 10-K. The amount of the accrual for such contingency was $250,000, which is included in “Accrued Expenses” in the Consolidated Statements of Financial Condition. The accrual was established during fiscal 2006, and charged to “Cost of Commodities Sold” in the Consolidated Statements of Operations.

*    *    *

In connection with these responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the staff’s efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (515) 223-3754.

Sincerely,

/s/ Robert V. Johnson
Robert V. Johnson, Executive Vice President and Chief Financial Officer